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SEC FILE NUMBER
0-07152

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Terremark Worldwide, Inc.

Full Name of Registrant

Former Name if Applicable
2601 South Bayshore Drive

Address of Principal Executive Office (Street and Number)
Miami, Florida 33133

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2007 because the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included in the Form 10-K. The Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jose A. Segrera	305	856-3200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto

Terremark Worldwide, Inc.
(Title of Registrant)
Terremark Worldwide, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 15, 2007	By	/s/ Jose Segrera

Jose Segrera
Executive Vice President and Chief Financial Officer

Exhibit A
     We believe that a significant change in our results of operations between the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-K to which this notice applies due to increases in our deployed customer base and an expansion of services to our existing customers.
     Revenues are anticipated to increase in the manner set forth in the chart below:

	For the Year Ended March 31,
	2007		2006

Colocation	$41,865,161	42%	$28,126,193	45%
Managed and professional services	43,742,937	43%	25,951,843	42%
Exchange point services	9,031,100	9%	6,308,708	10%
Equipment resales	6,258,268	6%	2,136,349	3%
Other	50,715	0%	6,189	0%

	$100,948,181	100%	$62,529,282	100%

     The anticipated increase in revenues is mainly due to both an increase in our deployed customer base and an expansion of services to existing customers. Our deployed customer base increased from 461 customers as of March 31, 2006 to 604 customers as of March 31, 2007. The anticipated increase in managed and professional services is mainly due to anticipated increases of approximately $4.1 million in managed services provided under government contracts, $6.6 million in managed services generated by our managed host services provider in Europe, $1.9 million in managed router services and $0.3 million for professional services related to the design and development of NAPs in the Canary Islands and the Dominican Republic. The remainder of the anticipated increase is primarily the result of an increase in orders from both existing and new customers as reflected by the growth in our customer base and utilization of space, as discussed above. The anticipated increase in exchange point services is mainly due to an increase in cross-connects billed to customers. Cross-connects billed to customers increased to 5,594 as of March 31, 2007 from 4,007 as of March 31, 2006.
     Costs of revenues are anticipated to increase $18.1 million to $56.9 million for the year ended March 31, 2007 from $38.8 million for the year ended March 31, 2006. The anticipated increase is mainly due to anticipated increases of $10.0 million in managed services costs, $3.1 million in personnel costs, $2.6 million in electricity and chilled water costs and $1.0 million in technical and colocation space rental costs. The remainder of the anticipated increase is primarily the result of an increase in orders from both existing and new customers as reflected by the growth in our customer base and utilization of space, as discussed above. The anticipated $10.0 million increase in managed service costs includes an anticipated $1.5 million increase in NAP development costs and an anticipated $1.8 million increase in bandwidth costs, which is consistent with increases in related revenue streams. The remainder of the anticipated increase is primarily the result of an increase in orders from both existing and new customers as reflected by the growth in our customer base and utilization of space, as discussed above. Personnel costs include payroll and share-based compensation, including share-settled liabilities. The anticipated $3.3 million increase in personnel costs is mainly due to operations and engineering staffing levels increasing from 179 employees as of March 31, 2006 to 204 employees as of March 31, 2007. This increase is mainly attributed to the hiring of additional personnel necessary under existing and anticipated customer contracts and the expansion of operations in Herndon, Virginia and Santa Clara, California. The anticipated $2.7 million increase in electricity and chilled water costs is mainly due an increase in power utilization and chilled water consumption resulting from our customer and colocation space growth, as well as an increase in the cost of power.
     General and administrative expenses are anticipated to increase $2.0 million to $17.6 million for the year ended March 31, 2007 from $15.6 million for the year ended March 31, 2006. General and administrative expenses consist primarily of administrative personnel, professional service fees, travel, rent, and other general corporate expenses. The anticipated increase in general and administrative expenses is mainly due to an increase in administrative personnel costs of $2.0 million. Personnel costs include payroll and share-based compensation, including share-settled liabilities. The anticipated $2.0 million increase in administrative personnel is the result of an increase in headcount from 57 employees as of March 31, 2006 to 95 employees as of March 31, 2007. The additional headcount is mainly due to a required expansion of corporate infrastructure, including planning and information systems resources. This increased headcount allows us to manage the existing customer base, plan anticipated business growth and maintain a more efficient and effective Sarbanes-Oxley compliance program.
Sales and marketing expenses are anticipated to increase $2.9 million to $11.4 million for the year ended March 31, 2007 from $8.5 million for the year ended March 31, 2006. The most significant components of sales and marketing expenses are payroll, sales commissions and promotional activities. Payroll and sales commissions are anticipated to increase by $1.7 million resulting from an increase in sales bookings, $0.2 million in consulting fees and $1.1 million in bad debt expense.

     Depreciation and amortization expense are anticipated to increase $2.3 million to $11.0 million for the year ended March 31, 2007 from $8.7 million for the year ended March 31, 2006. The anticipated increase is the result of necessary capital expenditures to support our business growth. These capital expenditures primarily related to the build-out of additional space in our Miami facility. Additions to depreciable assets amounted to $14.3 million for the year ended March 31, 2007.
     Our Senior Convertible Notes and our Series B Notes contain embedded derivatives that require separate valuation. We recognize these embedded derivatives as assets or liabilities in our balance sheet, measure them at their estimated fair value and recognize changes in the estimated fair value of the derivative instruments in earnings. We estimated that the embedded derivatives associated with our Senior Convertible Notes, classified as liabilities, had a March 31, 2007 estimated fair value of $16.8 million and a March 31, 2006 estimated fair value of $25.0 million. The embedded derivatives derive their value primarily based on changes in the price and volatility of our common stock. The estimated fair value of these embedded derivatives increase as the price of our common stock increases and decrease as the price of our common stock decreases. The closing price of our common stock decreased to $8.06 on March 31, 2007 from $8.50 on March 31, 2006. We estimated that the embedded derivative associated with our Series B Notes, classified as an asset, had an estimated fair value at issuance of $0.3 million and a March 31, 2007 estimated fair value of $0.5 million. As a result, during the year ended March 31, 2007, we anticipate recognizing income of $8.3 million from the change in estimated fair value of the embedded derivatives. For the year ended March 31, 2006, we recognized expense of $4.8 million due to the change in value of our embedded derivatives.
     Interest expense is anticipated to increase $3.2 million to $28.2 million for the year ended March 31, 2007 from $25.0 million for the year ended March 31, 2006. This anticipated increase is due to the amortization of the discount on our Senior Convertible Notes.
     Interest income is anticipated to decrease $0.4 million to $1.3 million for the year ended March 31, 2007 from approximately $1.7 million for the year ended March 31, 2006.
     As a result of the foregoing, we anticipate incurring a net loss of ($15,628,316) for the fiscal year ended March 31, 2007 as compared to the ($37,876,063) net loss we incurred for the fiscal year ended March 31, 2006.

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